Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 24, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                Form 20-F__✓___               Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                                                Yes______                           No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on July 24, 2006, entitled “SENIOR MANAGEMENT CHANGE “.

24 July 2006

SENIOR MANAGEMENT CHANGE

Vodafone Group Plc today announces that Bill Morrow has decided to leave the business to return to the US for family reasons. Bill Morrow has held a number of senior executive roles in the Vodafone Group over the last 10 years, including Chief Executive of Vodafone UK and most recently President of Vodafone Japan. In this role he led the sale of Vodafone’s business in Japan to Softbank earlier this year. He will leave Vodafone at the end of this month.

Bill Morrow will be succeeded, on an interim basis, by Fritz Joussen currently Chief Executive of Vodafone’s business in Germany. An international search for a permanent successor for Bill Morrow has started but in the meantime the Chief Executive, Arun Sarin, will be working closely with Fritz Joussen to deliver on the revenue generation and cost reduction strategy for the European region.

Commenting on Bill Morrow’s decision, Arun Sarin said “We are sorry that Bill has had to make this decision so shortly after announcing our new organisational structure. He has made an outstanding contribution to the success of Vodafone over the last 10 years and has taken on some of the most challenging roles in the Group and has always delivered. He has also been a committed member of my Executive team. Whilst the timing is regrettable, I respect the decision he has made to return to the US to be with his family.”

Bill Morrow said: “I have thoroughly enjoyed serving our customers and working with our employees over the past decade. I am confident about the prospects for Vodafone going forward and am excited about the plans Arun has put in place for the business. It is only after a great deal of careful consideration and with deep regret that I must urgently leave Europe and Vodafone to support my family in our home state of California. Having worked closely with Arun over many years, I will miss working with him and I wish nothing but great success for him and my fellow executive committee members.”

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For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:July 24, 2006	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary